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                            Stock Purchase Agreement



                      PHOENIX WASTE SERVICES COMPANY, INC.
                                      Buyer


                                     - and -


                        LOUIS ABOYOUN AND EDWARD HAEFELI
                           ALL OF THE SHAREHOLDERS OF
                        ALL JERSEY EXPRESS COMPANY, INC.
                                     Sellers

                              Dated: March 15, 2001



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                                TABLE OF CONTENTS


                                                                            Page

1.       Sale of Stock....................................................... 1
2.       Purchase Price.......................................................1
3.       Payment of Purchase Price........................................... 2
4.       Closing Deliveries.................................................  3
5.       Representations and Warranties of the Sellers......................  4
6.       Representations and Warranties of Buyer............................ 10
7.       Covenants of the Sellers........................................... 10
8.       Covenants of Buyer................................................. 12
9.       Mutual Covenants of the Parties.................................... 13
10.      Conditions Precedent to Obligations of the Sellers................. 13
11.      The Closing........................................................ 15
12.      Survival of Representations, Warranties and Covenants.............. 16
13.      Indemnification.................................................... 17
14.      Brokers............................................................ 19
15.      Notices............................................................ 19
16.      Entire Agreement; Amendments....................................... 20
17.      Successors and Assigns............................................. 20
18.      Paragraph Headings................................................. 20
19.      Expenses........................................................... 20
20.      Further Assurances................................................. 20
21.      Termination of Agreement........................................... 20
22.      Applicable Law..................................................... 21
23.      Counterparts....................................................... 21
24.      Severability....................................................... 21
25.      Variations of Pronouns............................................. 22
26.      Waiver............................................................. 22
27.      Further Covenants and Agreements................................... 22

Exhibits: NOT ATTACHED
Exhibit A - Closing Checklist............................................... 24

Schedules:
4(a) (ii) - Seller's Operating Permits...................................... 26
4(a) (iv) - Employment and Covenant Not to Compete Agreements............... 27
4(b) (ii) - Form of Purchase Note........................................... 28
5(d) - Statement of Adverse Change in the Financial Statements.............. 29
5(e) - Liens and Liabilities Related to the Business........................ 30
5(f) (1) - Liabilities on Assets............................................ 31
5(f) (2) - Contracts with Customers and Suppliers........................... 32
5(g) - Inventory and Equipment.............................................. 33
5(h) - The Information - Customer Contracts and Orders...................... 34


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5(j) - Pending or Threatened Litigation..................................... 35
5(l) - List of all Employees of Sellers and Their Duties,
Current Compensation and Employee Benefits.................................. 36
5(s) - Description of Real Property and Form of Assignment of
AJE's Interest in Real Estate............................................... 37
9(a) - Listing by Customer Name of the Amounts that as of
_______, 2001, are Due and Owed to Sellers in Respect of all
Uncollected Bills for Services Completed or Products Sold and
or Unbilled Work in Progress................................................ 38



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                            Stock Purchase Agreement

         THIS Stock Purchase Agreement (Agreement) is made and entered into on this 15th day of March, 2001, by and between PHOENIX WASTE SERVICES COMPANY, INC., a Delaware corporation, with its principal offices located at 60 Park Place, Suite 509, Newark, New Jersey 07102, (Buyer), and Louis Aboyoun and Edward Haefeli (Sellers), both legal residents of the State of New Jersey and owners of all of the outstanding stock of ALL JERSEY EXPRESS COMPANY, INC., a New Jersey corporation, with its principal office at 1 Disposal Road, North Arlington, New Jersey 07031 (AJE).

         BE IT RESOLVED AS FOLLOWS:

         WHEREAS, AJE is in the business of transporting waste products for disposal in landfills (the Business); and

         WHEREAS, Sellers desire to sell, and deliver to Buyer, and Buyer desires to purchase from Sellers, all of the outstanding stock of AJE.

         NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties agree as follows:

         1. Sale of Stock : Subject to the conditions as set forth in this Agreement and ss. 338H10 of Internal Revenue Code, Sellers hereby agree to transfer to Buyer and Buyer hereby agrees to purchase from Sellers, on the Closing Date (as hereinafter defined), all of the outstanding stock of AJE (the Stock), consisting of a total of one hundred (100) shares, fifty (50) of which are owned by Louis Aboyoun and fifty (50) of which are owned by Edward Haefeli.

         2. Purchase Price.

                  The aggregate purchase price to be paid by Buyer to Sellers for the Stock (Purchase Price) shall be THREE times AJE's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) as determined by Buyer's certified auditors for fiscal year 2001, but not less than ONE MILLION THREE HUNDRED FIFTY THOUSAND DOLLARS ($1,350,000) nor not to exceed ONE MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($1,750,000).

         3. Payment of Purchase Price.


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                  At the Closing as is defined below at P. 11, Buyer shall
deliver to Sellers, by wire transfer or by bank, cashier's or certified check made payable jointly to the order of Sellers, as the Purchase Price, the sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000), and an unsecured promissory note (the Purchase Note) of Buyer in the principal amount of EIGHT HUNDRED FIFTY THOUSAND DOLLARS ($850,000)(Base Amount), with a covenant in said Purchase Note to pay an amount in addition to the Base Amount equal to THREE (3) times AJE's EBITDA (the EBITDA) for any amount the EBITDA for fiscal year 2001 is determined by Buyer's certified auditors to exceed FOUR HUNDRED FIFTY THOUSAND DOLLARS ($450,000); except that, the amount of the Purchase Note shall in no event exceed ONE MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($1,250,000). The principal of the Purchase Note shall be due and payable in THREE (3) years from the Closing Date, with annual simple interest calculated at an interest rate of TEN PERCENT (10%) per annum, said interest accruing commencement date to be the Closing Date. Interest on the Base Amount shall be paid prospectively each month during the term of the Purchase Note, and interest on any amount in addition to the Base Amount up to ONE MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($1,250,000) shall be paid at the time of the payment of the principal amount of the Purchase Note. The notice by Buyer to Sellers concerning the EBITDA determination made by Buyer's certified auditors shall be supplied by Buyer to Sellers, in writing, no later than SIXTY (60) calendar days after the close of AJE's 2001 fiscal year.

                  (a) Disputes Concerning The EBITDA Determination.

                  Upon the written notice to Sellers of the determination of the EBITDA by Buyer's certified auditors, if Sellers disagree with the determination, Sellers shall notify Buyer in writing within FOURTEEN (14) calendar days of the receipt of said notice of the nature and extent of Sellers' disagreement. Thereafter, the parties shall follow the procedure set out below in P. P. 3(a)(i)-(iii) to resolve the dispute concerning the EBITDA determination of Buyer:

                  (i) Following the receipt by Buyer of Sellers' written notice described in P. 3(a), in the SEVEN (7) calendar days following receipt of the said notice by Buyer, Sellers and Buyer shall attempt to negotiate a good faith settlement of the dispute.

                  (ii) If the dispute is not resolved within said SEVEN


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(7) calendar days of good faith negotiation, as may be extended by the mutual agreement of Buyer and Sellers, Sellers shall employ a certified auditing firm to make an independent determination of the EBITDA amount. At such time as Sellers' certified auditors have made their independent determination of the EBITDA amount, Sellers shall supply Buyer with written notice of the amount of said determination, and a copy of Sellers' certified auditor report. From the date of receipt of said notice from Sellers, Buyer shall then be allowed up to THIRTY (30) calendar days to evaluate Sellers' certified auditor report. Thereafter, the parties shall engage in an additional SEVEN (7) day period of good faith negotiations, as may be extended by the mutual agreement of Buyer and Sellers, in an attempt to resolve the dispute.

                  (iii) Upon the failure of Buyer and Sellers to resolve the dispute in accordance with the procedure described in P. 3(a)(ii) above, Sellers may file for arbitration of the dispute pursuant to the rules of the American Arbitration Association, utilizing three arbitrators, one arbitrator chosen by Sellers, one arbitrator chosen by Buyer, and the third arbitrator chosen by the other two arbitrators. In addition to making a determination concerning the EBITDA amount, the arbitrators shall further determine which party is responsible for paying the cost for the audit conducted by Sellers, or if the cost of the audit is to be apportioned between Buyer and Sellers, the apportionment of Buyer's and Sellers' attorneys' fees and the costs of the arbitration.

                  (iv) During the time required to resolve any dispute with respect to the EBITDA amount, Buyer shall continue to make timely interest payments with respect to the Base Amount referenced above in this P. 3.

         4. Closing Deliveries.

                  (a) At the Closing, Sellers shall deliver to Buyer:

                  (i) Certificates for one hundred (100) shares of AJE common stock, representing all of the issued and outstanding shares of AJE common stock, duly endorsed for transfer to Buyer, which shall transfer to Buyer good and valid title to all of the AJE common stock, free and clear of all liens, claims, restrictions and encumbrances of any nature whatsoever; and


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                  (ii) All permits, endorsements, consents, waivers and/or
approvals in connection with AJE's permits necessary for the operation of the Business, including AJE's A-901 license. A complete list of the same is annexed hereto as Schedule 4(a)(ii); and

                  (iii) All corporate, accounting, business and tax records of AJE; and

                  (iv) An Employment and Covenant Not to Compete Agreement between AJE and Louis Aboyoun, the form of which is attached hereto as Schedule 4(a)(iv); and

                  (v) A Good Standing Certificate of AJE; and

                  (b) At the Closing, Buyer shall deliver the following to
Sellers:

                  (i) FIVE HUNDRED THOUSAND DOLLARS ($500,000) by either certified check or wire transfer; and

                  (ii) The Purchase Note, containing the terms described above in P. 3, the form of which is attached hereto as Schedule 4(b)(ii); and

                  (iii)A Good Standing Certificate of Buyer; and

                  (iv) A letter from the New Jersey Department of Environmental Protection (NJDEP) approving the Stock Purchase Agreement.

         5. Representations and Warranties of Sellers.

                  Sellers hereby represent and warrant to Buyer as of the date hereof and as of the Closing Date as follows, except as may be set forth in Schedules annexed hereto:

                  (a) Organization and Good Standing of AJE. AJE is a corporation duly organized and validly existing under the laws of the State of New Jersey. Sellers further represent that AJE is qualified to do business and is in good standing in any and all other states (and the District of Columbia) in which it does business. AJE has full corporate power and authority to own its properties and to carry on the Business.

                  (b) Authorization and Effect of Agreement. This


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Agreement and all other agreements and instruments to be executed in connection herewith or pursuant hereto have been duly authorized and approved by all requisite corporate action of AJE and when executed and delivered by Sellers shall constitute legal, valid and binding obligations of Sellers enforceable against each in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws affecting generally the enforcement of creditors' rights. The execution, delivery and performance of this Agreement will not violate any provision of any law, rule or regulation applicable to Sellers or AJE, or any order, judgment or decree of any court or other governmental agency binding on Sellers or AJE, or any agreement or instrument to which Sellers or AJE are a party or by which either of them may be bound.

                  (c) Financial Statements. AJE has delivered its financial statements to Buyer for the fiscal year ending December 31, 2000, (the Financial Statements), attached as Schedule 5(c). The Financial Statements fairly present the financial position of AJE for the periods covered thereby and have been prepared in accordance with GAAP consistently applied throughout the periods covered, or if not prepared in accordance with GAAP, the Financial Statements do not reflect a materially different financial position or results of operations than if the Financial Statements had been prepared in accordance with GAAP. The Financial Statements fully and fairly reflect all the transactions, properties, assets and liabilities of AJE. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets. The Financial Statements reflect all adjustments necessary for a fair presentation of financial information contained therein. All related party transactions have been entered into and are reflected in the Financial Statements. There are no loans between AJE and Sellers or any parties related to them.

                  (d) No Adverse Change. Since June 30, 2000 (the date of the latest Financial Statements given by Sellers to Buyer), the Business has been operated in the ordinary course and there has not occurred any material adverse change in the Business, properties, prospects or operations of the Business, in AJE's ability to operate the Business on an ongoing basis in the future, or in the quality and character of AJE's customers and relations therewith or in the aggregate business volume done with

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customers, except as identified on Schedule 5(d).

                  (e) Absence of Undisclosed Liability. There are no material liabilities related to the Business or properties or Assets of Sellers other than as reflected in the Financial Statements, and as are fully listed on
Schedule 5(e).

                  (f) Title to Assets. AJE is vested with good and marketable title to all of it assets (the Assets), free and clear of all liabilities, except as indicated on Schedule 5(f)(1) annexed hereto. The Assets constitute all of the rights, titles, or interests which are used in the operation of the Business. All material contracts, oral and written, to the best of Sellers' knowledge, with customers and suppliers of Sellers are listed on or are annexed hereto as Schedule 5(f)(2).

                  (g) Inventory and Equipment. Schedule 5(g) annexed hereto lists all the inventory and equipment of Sellers necessary to conduct the operations of the business. The inventory and equipment of Sellers are in good, useable condition, and good and marketable title to same is vested in AJE.

                  (h) Information. AJE has no customers other than those on the customer list forming the Information and annexed as Schedule 5(h). AJE has used reasonable efforts to maintain the confidentiality of the Information and has not made it available to any third party other than pursuant to non-disclosure agreements. All customer contracts that could be located by AJE upon a reasonably diligent search are annexed as Schedule 5(h).

                  (i) Permits. AJE holds all licenses, permits and franchises which are required for it to conduct the Business and all such licenses, permits and franchises are valid and in full force and effect and annexed as Schedule 4(a)(ii).

                  (j) Litigation. Other than as set forth in Schedule 5(j), there is no action, suit, proceeding or claim pending, or, to the knowledge of Sellers, threatened against AJE by any person, including without limitation, by any government or governmental agency, and there is no outstanding order, writ, injunction, decree, judgment or award of any court, government or governmental agency against or affecting AJE, which would have a material adverse affect on the value to Buyer of the Stock, or the utilization of the Assets in the Business, or on Sellers' ability to consummate this transaction.

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                  (k) Compliance with Laws. To the best of Sellers' knowledge,
AJE has complied in all material respects with all laws, regulations and orders applicable to the Business, and there is no governmental law or regulation in effect or other event which would have a material adverse affect on the value to Buyer of the Stock, or on Sellers' ability to consummate the transaction.

                  (l) Labor, ERISA. Schedule 5(l) sets forth a list of all employees of AJE and their duties, current compensation and employee benefits. AJE is not a party to any collective bargaining agreement with any union and AJE has no knowledge or information that there is currently pending or threatened any petition by employees of AJE for a union representative election. AJE does not maintain any employee benefit plan in respect of which Buyer would become liable as a consequence of its purchase of the Stock or that would affect AJE's ability to consummate this transaction. AJE is not a participant in any multi-employer pension or employee welfare benefit plan.

                  (m) Taxes. AJE has duly and timely filed or will file all tax returns and tax information reports required to be filed by it and has timely paid or will pay in full all taxes owed by it, including but not limited to, income, franchise, sales, social security trust fund and state unemployment trust fund contributions, that have accrued and become payable on or before the Closing Date or with respect to tax periods ending on or after and including the Closing Date. There are no tax liens or determinations by any taxing authority against AJE or the Stock that would have a material adverse affect on the value to Buyer of the Stock, on the utilization of the Assets in the Business, or on Sellers' ability to consummate this transaction. There are no tax audits or determinations pending, or, to the best knowledge of Sellers, threatened against Sellers or with respect to the Stock.

                  (n) No Restrictions. The execution and delivery of this Agreement and all other agreements and instruments to be executed in connection herewith, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof, will not result in a breach of or constitute a default under, or conflict with: (i) any indenture agreement, or other instrument to which AJE is or Sellers are individually or collectively a party or by which it or they may be bound; (ii) the Certificate of Incorporation and By-Laws of AJE; (iii) any judgment, decree, order or award of any

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court, government, governmental agency or arbitrator; or (iv) any law, rule or regulation applicable to AJE, the Business, or the Stock.

                  (o) Insurance. AJE has in effect workers compensation insurance and general comprehensive liability insurance that is adequate and customary for the Business engaged in by Sellers. Premiums for all such insurance have been and will be timely paid by AJE. No notice of policy termination has been delivered to Sellers or AJE.

                  (p) Contamination. Sellers represent and warrant that AJE has not sent, had sent on its behalf, or allowed to be sent by any action or omission, any hazardous, toxic or deleterious substance or waste, as defined by any applicable law (defined to include, without limitation, all applicable statutory law and common law), hereinafter referred to as Hazardous Materials, for treatment, storage, handling or disposal to any facility or property which is: (1) listed, proposed for listing, or considered for listing on the National Priorities List, the Comprehensive Environmental Response Compensation and Liability Information System List or any other hazardous site list published, promulgated or adopted by any governmental authority; (2) the subject of any environmental investigation, remediation or cost recovery action; or (3) any facility or property from which such Hazardous Materials have been transhipped to another facility or property which meets criteria (1) or (2) above.

                  (q) Disposal or Release of Hazardous Materials. To the best of its knowledge following diligent inquiry, Sellers represent and warrant that AJE has not disposed of, released or discharged any Hazardous Materials, as such term is defined in the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10-23.11 et seq. or any other applicable statutory law and common law, at or onto or arising from the real estate upon which AJE operates the Business in North Arlington, New Jersey (the Real Property), or into the subsurface soils or groundwater beneath the Real Property, that AJE has not disposed of, released or discharged any Hazardous Materials from, at or onto the Real Property or surrounding properties or into the subsurface soils or groundwater beneath the Real Property or surrounding properties, including surface waters, sediments or environmentally sensitive areas and any other potential areas of concern and receptors, as defined by NJDEP Site Remediation Program, and that AJE has not received any notice or claim asserting or claiming that it is or may in any way be liable for

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any adverse environmental condition existing on or under the Real Property or arising out of the disposal, release or discharge of any Hazardous Materials.

                  (r) Exposure to Hazardous Substances. To the best of its knowledge following diligent inquiry, Sellers represent and warrant that AJE has not received any notice or claim asserting or claiming that it is or may in any way be liable for any condition arising out of or resulting from any exposure to Hazardous Materials. To the best of its knowledge, Sellers represent and warrant that neither Sellers nor AJE are aware of any pending or threatened claim that AJE is or may in any way be liable for any condition arising out of or resulting from any exposure to Hazardous Materials.

                  (s) Real Property. Schedule 5(s) sets forth a full description of all Real Property with respect to which AJE is owner, lessor, lessee or has a possessory interest. Any agreements affecting such Real Property are annexed as part of Schedule 5(s). AJE has not received any notice for assessments for public improvements against the Real Property and, to the best of Sellers' knowledge, no such assessment has been proposed. There is no pending condemnation, expropriation, eminent domain or similar proceeding concerning all or any portion of the Real Property, and to the best of Sellers' knowledge, no such proceeding is proposed.

                  (t) Relationships. AJE's relationships with its customers, suppliers and others with whom AJE has business dealings are satisfactory to AJE, and AJE has no knowledge of any contemplated termination or other adverse change in any such relationships.

                  (u) Health Care Claims. No health-related claim material in an amount is pending, or to the knowledge of Sellers, is threatened, by any employee, his or her spouse or dependants whether or not covered by insurance or otherwise provided for AJE.

                  (v) Reasonable Equivalent Value. Sellers represent and warrant that the Purchase Price is a reasonably equivalent value for the transfer of the Stock to Buyer and that the transfer of the Stock to Buyer is intended to be a contemporaneous exchange for new value given to Sellers by Buyer.

                  (w) Liens. Other than as are disclosed on Schedule


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5(e), there are no liens, chattel mortgages or other encumbrances on any of the assets of AJE.

                  (x) Full Disclosure. All information provided or to be provided to Buyer by Sellers in connection with the transactions contemplated by this Agreement is true and correct in all material respects as of the date given to Buyer and as of the Closing Date and Sellers have exercised best efforts to provide Buyer with complete information. As of the date given and as of the Closing Date, no representation or warranty of Sellers contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

                  (y) AJE Issued and Outstanding Shares. The are a total of one hundred (100) issued and outstanding shares of AJE common stock, and Sellers are the sole owners of all such one hundred (100) shares.

         6. Representations and Warranties of Buyer.

                  Buyer represents and warrants to Sellers as follows:

                  (a) Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) Authorization and Effect of Agreement. This Agreement and all other agreements and instruments to be executed in connection herewith or pursuant hereto have been duly authorized and approved by all requisite corporate action of Buyer and when executed and delivered by Buyer shall constitute the legal, valid and binding obligations of Buyer enforceable against it in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws affecting generally the enforcement of creditors rights. The execution, delivery and performance of this Agreement will not violate any provision of any law, rule or regulation applicable to Buyer, or any order, judgment or decree of any court or other governmental agency binding on Buyer or any agreement or instrument to which Buyer is a party of by which it may be bound.

         7. Covenants of Sellers.

         At or before or after the Closing, as the context requires, Sellers covenant and agree that:


                                     Page 10
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                  (a) Access. Sellers shall make available for inspection by
Buyer or its representatives during normal business hours, AJE's books and records and all other documents reasonably requested by Buyer or its representatives that relate to the transactions contemplated hereunder. Sellers shall further insure that AJE shall cause its managerial employees, its counsel and accountants to be available upon reasonable notice to answer questions of Buyer and its representatives concerning the Business, Assets and Stock of AJE. AJE and its executive officers shall cooperate with Buyer in approaching customers and other third parties designated by Buyer. In the event this Agreement shall terminate for any reason and the transactions contemplated hereby shall not be consummated, Buyer shall not solicit any customer of AJE to whom Buyer is personally introduced pursuant to this Section 7(a) for a period of ONE (1) year from and after the date of this Agreement.

                  (b) Maintenance of Insurance. Sellers shall insure that AJE provides to Buyer copies of all policies of insurance of whatever kind or description maintained in effect by Sellers. Sellers shall further insure that AJE will maintain in full force and effect all of its presently existing insurance coverage through the Closing Date; provided, however, AJE shall maintain in full force and effect all present insurance coverage for each vehicle used in the Business until Closing.

                  (c) Conduct of Business. Sellers shall insure that AJE shall conduct its Business in the ordinary course, consistent with the manner in which the Business is presently conducted and Sellers will use best efforts to maintain, preserve and protect the Assets and the value of the Stock, the goodwill of AJE and the relationships with its customers. During such period of time, except upon the prior written consent of Buyer, Sellers shall insure that AJE shall not: (i) incur any liabilities except current obligations and liabilities incurred in the ordinary course of business; (ii) sell, transfer or acquire any properties or assets, tangible or intangible, other than in the ordinary course of business; (iii) make any material change in its customary method of operations, including marketing and pricing policies; (iv) modify, amend or cancel any of its customers' orders or enter into any contracts, agreements, leases or understandings other than in the ordinary course of business; (v) enter into any contract with new or existing customers the period of performance of which extends beyond sixty (60) days from the date entered into or which is on terms more favorable than offered by Sellers to its customers in calendar year 2000;


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(vi) solicit, encourage or negotiate with any third party as to any disposition of the Assets or the Business or any shares of the Stock in Sellers; (vii) take any other action (A) that would cause any of the representations and warranties made by Sellers in this Agreement not to be true and correct in all material respects on and as of the Closing; or (B) that would materially adversely affect the value of the Stock or the ability of Sellers to consummate the transaction contemplated by this Agreement.

                  (d) Confidentiality. Sellers shall take all steps reasonably necessary to preserve, protect, and maintain the confidentiality of information which is proprietary to it or which is not generally known in the industry, and shall not disclose the same or permit the disclosure thereof to any individual, corporation or other entity who or which is not presently in possession thereof. If the Closing shall occur, then the obligations of Sellers under this subparagraph shall continue until any item of such information becomes generally available in the industry through no fault of Sellers or any officer, director, shareholder, agent or employee of Sellers.

                  (e) Permits. Sellers shall have obtained all authorizations, consents and permits of any and all persons required to allow the consummation of the transactions contemplated by this Agreement, including but not limited to, obtaining an Industrial Site Recovery Act Letter of Non- Applicability or an NFA/CNS, both as further discussed below in P. 7(f).

                  (f) Environmental Review. Immediately upon the execution of this Agreement, Sellers shall cause AJE to make application to the NJDEP for an Industrial Site Recovery Act (ISRA) Letter of Non-Applicability. In the event such Letter is not issued, and it is reasonably determined that the requirements of ISRA apply to the transaction herein considered, Sellers shall as soon as is reasonably possible, obtain an unconditional No Further Action Letter with Covenant Not to Sue for the entire Real Property issued by NJDEP (the NFA/CNS). The NFA/CNS shall allow, at a minimum, for unrestricted use of the entire Real Property and shall reflect the satisfactory completion of remediation of the site, if any, including, without limitation, soil, groundwater, surface water, sediments, environmentally sensitive areas, and any other potential areas of concern and receptors, as those terms are defined by NJDEP's Site Remediation Program.

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                  (g) Sales Tax. Sellers shall cooperate with Buyer in providing the notice to the Director of the New Jersey Division of Taxation required by N.J.S.A. 54:32B-22(c) at least ten (10) days prior to Closing and shall cooperate with the Director in promptly satisfying or making adequate provisions to ensure the satisfaction of any tax liabilities.

         8. Covenants of Buyer.

                  At or before or after the Closing, as the context requires, Buyer covenants and agrees that:

                  (a) Confidentiality. Buyer shall maintain the confidentiality of all proprietary and confidential information it receives or has received from Sellers and shall disclose and use the same only in connection with the transactions contemplated hereby. If the Closing does not occur for any reason whatsoever, Buyer shall promptly return to Sellers all copies of any confidential written information provided by Sellers then in Buyer's possession or control and shall continue to maintain the confidentiality required by this subparagraph until any item of such information becomes generally available in the industry through no fault of Buyer or of any officer, director or shareholder of Buyer.

         9. Mutual Covenants of the Parties.

                  At or before or after the Closing, as the context requires, Sellers and Buyer mutually covenant and agree that:

                  (a) Collections for Billed Services and Work in Process. At least three (3) days before the Closing Date, Sellers shall cause AJE to deliver to Buyer a schedule, identified as Schedule 9(a) to this Agreement, listing by customer name the amounts that as of that date are owed to Sellers in respect of all uncollected bills for services completed or products sold and for un-billed work in process. Copies of all invoices shall accompany Schedule 9(a).

                  (b) Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall cooperate with the other in good faith and shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, to obtain all necessary approvals, and to remove any impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

         10. Conditions Precedent to Obligations of Sellers.

                  The obligations of Sellers under the Agreement to consummate the transaction contemplated hereby are subject to the following conditions precedent:

                  (a) The representations and warranties made by Buyer herein shall be true and correct in all material respects on and as of the Closing.

                  (b) All of the provisions of this Agreement to be complied with and performed by Buyer at or before the Closing shall have been duly complied with and performed in all material respects.

                  (c) Sellers shall have delivered to Buyer a certificate, dated the Closing Date and executed by both Sellers, certifying to the fulfillment of the conditions specified in subparagraphs 10(a) and (b) above.

                  (d) On or before the Closing, no action or proceeding shall have been instituted before any court, governmental agency or arbitrator to restrain or prohibit or to obtain material damages from Sellers in respect to this Agreement or the consummation of the transaction contemplated herein, which, in the opinion of Buyer or its counsel, makes it inadvisable to consummate such transaction.

                  (e) Buyer shall have completed to its sole satisfaction a due diligence review of the Business.

                  (f) Since June 30, 2000, there shall have occurred no material adverse change in the properties, prospects or operations of AJE or in the quality and character of its customers and relations therewith or in the aggregate business volume done with customers of the Business.

                  (g) Sellers shall have obtained all consents required to be obtained by Sellers and shall have caused AJE to have obtained all consents required by AJE in order to execute, deliver and perform Sellers' obligations under this Agreement.

                  (h) Any and all liens and other encumbrances on the Assets shall have been duly disclosed to Buyer on Schedule 5(e) attached hereto.

                  (i) Sellers and AJE shall have executed and delivered all of the documents and instruments referred to herein as exhibits to this Agreement on terms mutually agreeable to the parties hereto and thereto.

                  (j) Buyer shall have obtained all permits necessary, in Buyer's sole discretion, and any and all NJDEP permits or approvals, in form and substance satisfactory to Buyer in Buyer's sole discretion, to own and operate the Business, including, without limitation, the properly executed documents allowing the transfer of ownership of AJE to Buyer with respect to AJE's New Jersey A-901 License.

                  (k) All required governmental approvals with respect to this transaction, Buyer's ownership of the Stock and AJE's operation of the Business shall have been obtained and shall not be subject to any condition(s) which, in the sole discretion of Buyer, is/are not acceptable.

                  (l) Sellers shall have provided Buyer with satisfactory evidence of environmental compliance, including the production of a Letter of Non-Applicability issued by the NJDEP with respect to operations conducted on the Real Property or the NFA/CNS, as is appropriate, with respect to ISRA.

                  (m) Sellers shall have provided Buyer with copies of all of AJE's submissions to NJDEP and copies of all communications received from NJDEP for the past three (3) years.

                  (n) Buyer and Sellers shall have completed all tasks and delivered all documents described on the Closing Checklist attached hereto as Exhibit A.

         11. The Closing.

                  (a) The closing of the transactions contemplated by this Agreement (the Closing) shall take place at the offices of Buyer, FOURTEEN (14) calendar days from the date of this Agreement, or at such other place and/or time as shall be fixed by mutual agreement of the parties hereto. The time and date of the Closing is referred to in this Agreement as the Closing Date. The Closing shall be effective as of the time on the Closing Date that the parties shall have performed all the acts and executed and delivered all documents, payments and instruments to be performed and executed and delivered at or before the Closing, as described herein. Sellers assume all risk of loss due to fire or other casualty up to the Closing. In the event the Closing does not occur on the Closing Date, and the Closing Date has not been extended, in writing signed by both parties, then this Agreement shall become null and void, and be deemed terminated pursuant to P. 21 herein.

                  (b) At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer, as appropriate, the following:

                  (i) Such certificate, assignment or other instrument(s) that shall convey to Buyer good and marketable title to the Stock, free and clear of liabilities;

                  (ii) The certificate of Sellers referred to in subparagraph 10(c) hereof;

                  (iii)All certificates of title relating to the motorized equipment listed on Schedule 5(g);

                  (iv) The Information;

                  (v) The Letter of Non-Applicability or NFA/CNS issued by the NJDEP; and

                  (vi) Two signed originals of the Employment and Covenant Not to Compete Agreements entered into between AJE and each of Sellers, the forms of which are attached hereto as Schedule 4(a)(iv).

                  (c) At the Closing, Buyer shall deliver, or cause to be delivered, to Sellers, as appropriate, the following:

                  (i) If there shall not occur a wire transfer upon Closing, a certified, bank, or cashier's check payable to the order of Sellers in the amount of FIVE HUNDRED THOUSAND DOLLARS ($500,000);

                  (ii) The Purchase Note of Buyer in the principal amount and containing the terms described above in P. 3;

                  (iii) Such further documentation or instruments as Sellers or its counsel may reasonably request to effectuate the terms of this Agreement.

                  (iv) A letter from the NJDEP approving the Stock Purchase Agreement.

         12. Survival of Representations, Warranties and Covenants.

                  The representations, warranties and covenants contained herein shall survive the Closing hereof to the fullest extent necessary to protect the party in whose favor they run, irrespective of and unaffected by any investigation made or knowledge obtained by any of the parties hereto, including, without limitation, the participation of Buyer's accountants or counsel on behalf of Buyer in any examination or review of the business, affairs, financial condition, or Assets of AJE.

         13. Indemnification.

                  (a) Buyer shall, and hereby does, indemnify and hold Sellers harmless from and against, and in respect of:

                  (i) any and all losses, liabilities, damages, deficiencies and obligations resulting from any misrepresentations or breach of warranty by Buyer or nonfulfillment of any covenant or condition to be performed or complied with by Buyer under the terms of this Agreement; and

                  (ii) all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees and disbursements, incident to the items set forth in Section 13(a)(i) above.

                  (b) Sellers shall indemnify and hold Buyer harmless from and against:

                  (i) any and all Liabilities of Sellers which were not expressly disclosed to Buyers in writing prior to Closing but incurred by AJE prior to Closing, including, without limitations any and all such liabilities or obligations of AJE and/or Sellers in respect of which claims are asserted against the Stock, AJE or Buyer (A) the latter as an alleged transferee of or successor to Sellers; or (B) involving any Federal, state, local or foreign tax liability of Sellers or AJE, including any interest or penalties thereon;

                  (ii) any and all losses, liabilities, damages or deficiencies resulting from any misrepresentation or breach of warranty or nonfulfillment of any covenant or condition to be performed or complied with by Sellers under the terms of this Agreement; and

                  (iii) all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees and disbursements, incident to the foregoing.

                  (c) In addition to and without limiting the foregoing in any way, Sellers strictly shall defend, indemnify and hold harmless Buyer from and against any and all fines, penalties, costs, liabilities, damages, losses or expenses (including without limitation, sampling, monitoring or remediation costs, reasonable attorneys' fees, consulting and engineering fees and disbursements, costs of defense and interest) (i) incurred by Sellers or AJE or Buyer after Closing as a result of acts or omissions of AJE prior to Closing pursuant to any judicial or administrative judgment, order, directive or decree or any settlement or compromise of any claim, arising from or relating to any breach or violation of any applicable environmental law by AJE, including the release or discharge of any Hazardous Material or from or relating to any breach or violation of any representation or warranty by Sellers set forth in Section 5(p), (q), or (r) of this Agreement.

                  (d) If any legal proceeding shall be instituted or any claim or demand shall be asserted by any legal person in respect of which indemnity may be sought by one party hereto (Indemnitee) from the other party hereto (Indemnitor), then the Indemnitee shall send written notice to the Indemnitor of the assertion of such claim or legal proceeding promptly after the Indemnitee obtains knowledge thereof. The Indemnitor shall have the option, at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with such claim and/or proceeding; provided, however, that no settlement shall be made without the prior written consent of the Indemnitee (which shall not be unreasonably withheld) unless the settlement provides for no liability for and no payment by Indemnitee and acknowledges no fault by Indemnitee. The Indemnitee may participate in any such proceeding with counsel of its choice, but at its own expense. To the extent the Indemnitor elects not to or fails to defend such proceeding, claim or demand, the Indemnitee may defend against, settle or otherwise deal with any such proceeding, claim or demand without the consent of the Indemnitor, provided that the Indemnitee acts in good faith. The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand. The amount of indemnifiable claims due an Indemnitee shall be paid by the Indemnitor to the Indemnitee on demand. If a claim shall be made wherein Sellers could be obligated to indemnify and hold Buyer harmless pursuant to the terms of this Agreement, and if any amounts remain due and unpaid under the Purchase Note, in addition to all other remedies to which Buyer shall be entitled, Buyer may suspend payments due pursuant to the Purchase Note and offset dollar-for-dollar against any or all the said notes any amounts due from Sellers under this paragraph. Any amount offset shall first be applied against accrued and unpaid interest of the notes before any amounts are offset against principal. Buyer shall exercise its right of offset by providing notice of exercise to Sellers at any time before payment in full of the said notes.

                  (e) In the event of a legal proceeding brought by AJE and/or Buyer to enforce the terms of the Employment and Covenant Not to Compete Agreement, in addition to all other remedies to which Buyer and or AJE shall be entitled, Buyer may suspend payments due pursuant to the Purchase Note and offset dollar-for- dollar against any or all the said notes any amounts due from Louis Aboyoun under this paragraph. Any amount offset shall first be applied against accrued and unpaid interest of the notes before any amounts are offset against principal. Buyer shall exercise its right of offset by providing notice of exercise to Sellers at any time before payment in full of the said notes.

                  (f) The rights and remedies granted in this P. 13 are not exclusive of all other rights and remedies which the parties may have at law or in equity.

         14. Brokers.

                  Each party represents and warrants to the other that it has had no dealings with any broker or finder in connection with the transactions contemplated by this Agreement and that no broker or finder's fees are due from either Buyer or Seller with respect to this transaction.

         15. Notices.

                  Any notices or other communications required or permitted hereunder shall be sufficiently given in writing and personally delivered or delivered via any courier service or sent by registered or certified mail, return receipt requested, postage prepaid, addressed as follows or to such other address as either party may hereafter designate by notice given pursuant hereto:

                  In the case of Buyer:

                           Phoenix Waste Services Company, Inc.
                           60 Park Place - Suite 509
                           Newark, NJ 07102
                           Attn:  Richard L. Franks

                  In the case of Sellers:

                           All Jersey Express Company, Inc.
                           1 Disposal Road
                           North Arlington, NJ 07031
                           Attn: Louis Aboyoun

          16. Entire Agreement; Amendments.

                  This Agreement, including the exhibits and schedules hereto, contains the entire agreements and understandings between the parties hereto, and no agreements, representations or warranties, oral or written, express or implied, have been made by the parties which are not set forth or referred to expressly in this Agreement. No alteration, amendment or modification of this Agreement shall be valid unless made in a written instrument signed by the parties hereto.

         17. Successors and Assigns.

                  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but no other third party shall be a beneficiary of this Agreement or any of its terms or provisions.

         18. Paragraph Headings.

                  The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         19. Expenses.

                  Whether or not this transaction shall close, each party hereto shall pay its own expenses, incurred in connection with this Agreement and the transactions contemplated hereby, including without limitation, any legal and accounting fees.

         20. Further Assurances.

                  The parties agree to execute and deliver such further instruments and documents and to take such further actions as are necessary or desirable to consummate the transactions contemplated hereby.

         21. Termination of Agreement.

                  (a) This Agreement may be terminated by Buyer or Sellers, for any reason and the transactions contemplated hereby remain unconsummated at any time up to and including the Closing Date. In the event of a termination of this Agreement, the confidentiality obligations described in P. 8 shall survive said termination for a period of Three (3) years from said termination date.

                  (b) The parties agree to conduct a conference call three (3) days prior to the scheduled Closing Date to determine whether the transaction will be consummated on the Closing Date. The parties will use best efforts to advise whether the Closing will occur, however, the conference call shall not preclude any parties' rights to terminate this Agreement as set forth above in
P. 21(a).

                  (c) In the event of termination of this Agreement as set forth above P. 21(a), this Agreement shall forthwith become null and void and there shall be no obligations on the part of either party to this Agreement to consummate the transactions contemplated hereby and neither party shall have any liability to the other party, except that, the obligations described in P. 12 shall survive said termination for a period of Five (5) years from said termination date.

                  (d) Upon the execution of this Agreement until Closing has occurred, the exclusive remedy of Buyer for any inaccuracy or breach of any representation, warranty, agreement, or covenant in this Agreement by Sellers shall be the termination of this Agreement by Buyer.

         22. Applicable Law.

                  This Agreement shall be governed by, and be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements to be performed wholly within that state. The parties designate the courts situated in the State of New Jersey as the forum of choice to hear and determine any claim, controversy or disagreement arising under this Agreement.

         23. Counterparts.

                  This Agreement may be executed in two or more counterparts each of which shall constitute an original instrument but all of which shall constitute one and the same instrument.

         24. Severability.

                  Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         25. Variations in Pronouns.

                  All pronouns and variations thereof shall be deemed to refer to the masculine, feminine or neutral as the identity of the person or persons may require, and wherever necessary or appropriate in the context of this Agreement, the singular shall include the plural and vice versa.

         26. Waiver.

                  The failure of a party to insist on the performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement that will limit the party's right thereafter to enforce any provision or exercise any right relating to this Agreement.

         27. Further Covenants and Agreements.

                  The parties expressly acknowledge and further covenant and agree as follows:

         27(a) Each party to this Agreement has read, understood, and had the option to obtain qualified legal counsel to interpret its legal effect. Accordingly, it is agreed that the usual rule of contract interpretation causing ambiguities to be resolved in favor of the non-drafting party shall not apply to the interpretation of this Agreement.

         27(b) That entering into this Agreement, the respective parties are not relying upon any information, data, predictions, projections, opinion, statement or promise furnished or made by or on behalf of the other party, except as may be expressly and specifically set forth herein, and that each party expressly relieves the other party of any duty whatsoever to disclose, furnish, explain or correct any information, data, prediction, projection, opinion, statement or promise that the other party has made in any discussions or negotiations prior to or contemporaneously with the execution and delivery of the Agreement.

         27(c) That each party has carefully reviewed this Agreement and is entering into it freely and not under any compulsion or duress.

         27(d) That the parties expressly and especially agree that this Agreement shall be binding and enforceable in accordance with its terms and that each party waives any claim or contention, now or in the future, that this Agreement is or should be void, voidable, unenforceable or not binding upon them for any reason whatsoever, and further expressly and especially waive any such contention which would or could be based upon any judicial decisions denying enforceability or any such provisions.

         27.(e) That the person signing this Agreement has all of the requisite authority to bind the party for whom he is signing.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, on the day and year first above written.

                                      Buyer

PHOENIX WASTE SERVICES COMPANY, INC.

By /s/ Richard L. Franks
  ---------------------------
Richard L. Franks
Vice President/Secretary

                                     Sellers


/s/ Louis Aboyoun
-----------------------------
Louis Aboyoun

/s/ Ed Haefeli
-----------------------------
Ed Haefeli